Exhibit 4.2
Form of Enrollment Agreement
VERAMARK TECHNOLOGIES, INC.
2008 EMPLOYEE STOCK PURCHASE PLAN
ENROLLMENT AGREEMENT
1.	The Employee named on the reverse side hereby elects to participate in the Veramark Technologies, Inc. 2008 Employee Stock Purchase Plan (the “Plan”) and subscribes to purchase shares of the Company’s Common Stock in accordance with this Enrollment Agreement and the Employee Stock Purchase Plan.

2.	I hereby authorize payroll deductions from each paycheck in the stated percentage of my base salary on each payday (from 1 to 10%) during the Offering Periods in accordance with the Plan.

3.	I understand that said payroll deductions shall be accumulated for the purchase of shares of Common Stock at the applicable Purchase Price determined in accordance with the Plan. I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my option.

4.	I have received a copy of the complete Plan. I understand that my participation in the Plan is in all respects subject to the terms of the Plan.

5.	I understand that if I dispose of any shares received by me pursuant to the Plan within two (2) years after the Enrollment Date (the first day of the Offering Period during which I purchased such shares) or one (1) year after the Exercise Date, I will be treated for federal income tax purposes as having received ordinary income at the time of such disposition in an amount equal to the excess of the fair market value of the shares at the time such shares were purchased by me over the price which I paid for the shares. I hereby agree to notify the Company in writing within 30 days after the date of any disposition of my shares and I will make adequate provision for Federal, state or other tax withholding obligations, if any, which arise upon the disposition of the Common Stock. The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by me. If I dispose of such shares at any time after the expiration of the 2-year and 1-year holding periods, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (1) the excess of the fair market value of the shares at the time of such disposition over the purchase price which I paid for the shares, or (2) 15% of the fair market value of the shares on the last day of the Offering Period. The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain.

6.	I hereby agree to be bound by the terms of the Plan, including any restrictions on the transferability of any shares received by me pursuant to the Plan. The effectiveness of this Enrollment Agreement is dependent upon my eligibility to participate in the Plan.

7.	In the event of my death, I hereby designate the following as my beneficiary to receive all payments and shares due me under the Employee Stock Purchase Plan.

Employee Name:

Address:

Authorized Payroll Deduction:                                         % (no fractional percentages).
(1% - 10% before tax).

Shares to be registered in name of:

(Employee or Employee and Spouse)

Beneficiary:

Relationship to Employee:	Address:

I UNDERSTAND THAT THIS ENROLLMENT AGREEMENT SHALL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

Dated:

Signature of Employee

Spouse’s Signature (If beneficiary is other than spouse)

RETURN COMPLETED FORM TO:	ACCOUNTING DEPARTMENT
ATTN: Accounting — Stock Purchase Plan